Exhibit 2.1

SHARE SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made on the 24th day of August, 2018

BETWEEN:-

(1)	GREATER CHINA WINE DISTRIBUTOR LTD. of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands ("the Vendor "); and

(2)	DRAGON JADE INTERNATIONAL LTD. of Unit 306-308, 3/F., Yale Industrial Centre, 61-63 Au Pui Wan Street, Fo Tan, N.T., Hong Kong (hereinafter referred to as the "Purchaser");

(Collectively hereinafter referred to as "parties")

RECITALS:

(1)
The Vendor is a company incorporated in British Virgin Islands, is engaging in wine distribution. The Vendor owns 100 ordinary shares of China Management Services ("CMS") Limited which represents 100% of the ordinary share capital of CMS.

(2)
The Vendor has agreed to sell 80 ordinary shares in CMS (hereinafter referred to as "Sale Shares") being an aggregate of 80% of the total issued ordinary shares upon the terms and conditions set out in this Agreement.

NOW IT IS AGREED as follows:-

1.	SALE AND PURCHASE

1.1
Subject to the terms of this Agreement, the Vendor shall sell to the Purchaser and the Purchaser shall purchase with effect from Completion free from all charges, liens, encumbrances and other adverse claims on or after Completion the Sale Shares.

1.2
Purchaser or its nominee(s) shall be entitled to exercise all rights attached or accruing to the Sale Shares including, without limitation, the right to receive all dividends, distributions or any return of capital declared, paid or made by CMS on or after completion.

2.	CONSIDERATION

2.1	The total consideration for the Sale Shares under this Agreement shall include Cash Consideration, HK$2,000,000.00 and Consideration Shares, 100,000 shares of common stock of the Purchaser.

2.2
The Cash Consideration shall be paid upon the execution of this Agreement.  (repayment of the loan of HK2,000,000.00 due to Kirin Jade Holdings Limited by the Purchaser on behalf of the Vendor is hereby agreed and deemed as payment under this Agreement).

2.3	The Purchaser shall proceed with the issuance of the Consideration Shares to the Vendor.

3.	Transfer of Sale Shares

Upon the execution of this Agreement:

3.1
The Vendor shall deliver duly signed instrument of transfer dated the date of this Agreement and bought and sold notes to effect the sale of the Sale Shares to the Purchaser and/or his nominee(s) upon the execution.

3.2	The Vendor shall deliver a waiver of any outstanding and existing applicable rights of pre-emption, duly signed as appropriate.

3.3	The Vendor shall deliver the necessary resolutions to approve this Sale and Purchase Agreement, subject to stamping the Sale Shares to the Purchaser and/or his nominee(s).

3.4
The Vendor shall procure that the name of the Purchaser and/or his nominee(s) be entered in the register of members of CMS as registered holder of the Sale Shares and shall issue and deliver to the Purchaser and/or his nominee(s) a share certificate in respect of the Sale Shares.

3.5
The Vendor shall arrange stamping of the transfer documents for the Sale Shares within 2 days after the signing of this Agreement.  The Purchaser shall bear the stamp duty costs and disbursements incurred in these transactions.

3.6	The Vendor shall provide a duly executed waiver of any obligation owed by CMS to the Vendor.

4.	BOARD OF DIRECTORS

4.1	The Board of Directors shall be consisted of four Directors.

4.2
Upon the Completion of this Agreement, the Vendor shall nominate one person or corporation as Director in the Board of Directors of CMS.  The Vendor shall procure CMS to pass the necessary resolutions to approve this appointment.

4.3
Upon the Completion of this Agreement, the Purchaser shall nominate three persons or corporations as Directors in the Board of Directors of CMS.  The Vendor shall procure CMS to pass the necessary resolutions to approve this appointment.

5.	COMPLETION

Completion shall take place within 30 days after the signing of this Agreement.  At Completion, The Purchaser shall deliver to the Vendor the share certificates representing the Consideration Shares issued to the Vendor.

6.	LEGAL COSTS

The parties shall each bear their respective legal and other costs and disbursements incurred in connection with this Agreement and the proposed transactions mentioned herein.

7.	SEVERABILITY

If any Clause of this Agreement is prohibited or unenforceable in any jurisdiction in relation to the parties, the prohibition or unenforceability will not invalidate the remaining provisions or affect the validity or enforceability of provisions in relation to any other party or in any other jurisdiction.

8.	NOTICES

Any notice to be served on either of the parties by the other shall be sent by prepaid record delivered or registered post or by telex or by electronic mail and shall be deemed to have been received by the addressee within seventy-two (72) hours of posting or twenty four (24) hours if sent by telex or by electronic mail to the correct telex number (with correct answerback) or correct electronic mail number of the addressee

9.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong.

THIS AGREEMENT has been signed on the day and year first above written.

GREATER CHINA WINE DISTRIBUTOR LIMITED

By:	/s/ Louis McDaniel Bowen
Name: Louis McDaniel Bowen
Title: Director

DRAGON JADE INTERNATIONAL LIMITED

By:	/s/ Fung Kwok Wing
Name: Fung Kwok Wing
Title: Director